04054244

May 10, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

United States of America

SUPPL

Dear Mr. Frank Zarb, Esq.:

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
12g3-2(b) number: ~~82-5046~~ 82-4190

Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

1. Five Announcement :from No 2004-001 to 2004-006, such as:Shanghai Lujiazui Financial Trade Zone development co.Ltd. annual report 2003 etc...

Sincerely yours,

Kang Huijun
Chairman

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Stock Code: 600663 (A share), 900932 (B share)   Short Form of Stock: Lujiazui
No.: 2004-001

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Public Notice on Resolutions of the 2nd Extraordinary Meeting of the 3rd Board of Directors for 2004

Please be advised that the 2nd Extraordinary Meeting of the 3rd Board of Directors for 2004 of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held by means of communication on March 5, 2004, 7 directors were expected to attend the meeting and actually all of them were present, which was in compliance with the relevant regulations of Company Law and Articles of Association of the Company with legal and valid resolutions. The following resolution was considered and passed conformably in the Meeting:

1. Proposal on agreeing that the Company retreated from investment to Shanghai Pudong Binjiang Development & Construction Investment Co., Ltd.;

Seeing that Shanghai Pudong Binjiang Development & Construction Investment Co., Ltd. has been confirmed as main body of land development and public environment construction located at Pudong new zone Huangpujiang seacoast by the related department of Municipal and District Government, according to Management Measure on Two Shores Development & Construction of Shanghai Huangpujiang, the original shareholder party of this company will be reorganized, so the Company agreed to retreat from investment to Shanghai Pudong Binjiang Development & Construction Investment Co., Ltd. and withdraw investment of RMB 25 million.

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
March 6, 2004

Stock Code: 600663 (A share), 900932 (B share) Short Form of Stock: Lujiazui, Lujiazui B

No.: L2004-002

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Public Notice on the Significant Event

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and all members of its Board of Directors hereby assure the truthfulness, accuracy and completeness of the contents of the Notice and shall be jointly and severally responsible for any falsehoods, misleading statements or material omissions carried in the Notice.

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and Tianjin Bureau of Planning and State-owned Land Resources (hereinafter referred to as the PLB) have jointly signed a contract about transferring land use right of No. JHB(G) No.2004-012 Lot recently. The content of the contract is as follows:

I. Introduction of the Lot. The Lot locates in the north side of Beima Road, and east side of Dafeng Road, Hongqiao District, Tianjin. The using purpose of the Lot is for public construction and inhabitation. The acreage of the Lot is 314,881 square meters. The average rate of the cubage is no more than 2.439. The acreage of the part of the Lot for public construction is 70,000 square meters, and that for inhabitation is 244,881 square meters. The assigning life of the use right of the land for public construction is 50 years, and that for inhabitation is 70 years.

II. The main content of the contract. The total realized amount of assignment of the land use right for the listed Lot is RMB 1511 million. According to the contract, the Company pays the assignment amount of land use right to PLB by stages. Before Apr.15, 2004, the Company totally pays RMB 604.4 million, taking by 40% of the realized price, which includes 5% security deposit (RMB 70 million) for the Company to fully carry out the contract. Before Apr. 15, 2005, the Company totally pays the second assignment amount of land use right RMB 604.4 million. Before Apr.15, 2006, the Company totally pays RMB302.2 million for the rest of the assignment amount for land use right.

III. The effect on the future of the Company. The subscription of the contract resulted from the operational achievements of active participation of the Company recently in the market competition and the Company's policy "Based upon Lujiazui, Debouch from Lujiazui" to actively build the famous brand of "Lujiazui" estate and implement strategic layout of the trans-regional operation. The development of the project will help to propel the steady improvements of future operation achievements.

Board of Directors of

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.

Mar. 31, 2004

Stock Code: 600663 (A share), 900932 (B share)
Short Form of Stock: Lujiazui, Lujiazui B
No.: L2004-005

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Increase of Outstanding Achievement in Anticipation in the 1st Quarter of Year 2004

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and all members of its Board of Directors hereby assure the truthfulness, accuracy and completeness of the contents of the Notice and shall be jointly and severally responsible for any falsehoods, misleading statements or material omissions carried in the Notice.

As preliminary estimated by the financing Dept. of the Company, the Company estimated that a net profit as of the 1st quarter of year 2004 will be increased over 50% compared with the same period of last year. The specific data will be published in the 1st quarter of year 2004.

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 13, 2004

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD.

(incorporated in the People's Republic of China)

ANNOUNCEMENT FOR THE YEAR ENDED 31ST DECEMBER 2003

SHANGHAI LUJIAZUI FINANCE & TRADE ZONE DEVELOPMENT CO., LTD. AND ITS SUBSIDIARIES (THE " GROUP ")
(incorporated in the People's Republic of China)
ANNOUNCEMENT

The directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (the " Company ") hereby announce the consolidated results of the Group for the year ended 31st December 2003 and the consolidated net asset value at that date which have been prepared in accordance with International Financial Reporting Standards (" IFRS ").

		Note	2003 RMB'000	2002 RMB'000
1	Consolidated results			
	Turnover	(b)	1,990,886	1,962,008
	Cost of sales		(1,262,848)	(1,347,407)
	Gross profit		728,038	614,601
	Gain on disposal of associated companies		-	40,530
	Net other operating income	(c)	97,036	54,537
	Selling expenses		(15,238)	(17,242)
	Administrative expenses		(117,761)	(84,233)
	Operating profit		692,075	608,193
	Net finance income		85,819	15,113
	Share of results of associates		10,911	(19,121)
	Profit before taxation		788,805	604,185
	Taxation			
	Company and subsidiaries	(d)	116,518	87,294
	Attributable to associates		1,503	790
	Deferred taxation		1,514	578
			(119,535)	(88,662)
	Profit after taxation		669,270	515,523
	Minority interests		(17,284)	(6,902)
	Profit for the year		651,986	508,621
	Earnings per share	(e)	RMB0.35	RMB0.27
2	Consolidated net asset			
	Consolidated net assets value as at 31st December		5,443,678	4,885,076
	Net asset value per share	(f)	RMB2.91	RMB2.62

Notes: –

(a) The above consolidated results were prepared in accordance with IFRS and audited by PricewaterhouseCoopers, Hong Kong. This basis of accounting differs from the one used in the preparation of the statutory financial statements in the People's Republic of China (" PRC "). The Group's PRC statutory accounts are prepared in accordance with the accounting principles and relevant regulations (" PRC accounting regulations ") applicable to the companies comprising the Group and were audited by Da Hua Certified Public Accountants of Shanghai. The major differences between IFRS and PRC accounting regulations and their corresponding impact on the Group's consolidated results and consolidated balance sheet are summarised in note (j).

(b) Turnover

The Group's turnover for the year can be analysed as follows: –

	2003 RMB'000	2002 RMB'000
Sale of land by instalment	1,284,569	1,793,492
Sale of properties	706,317	168,516
	1,990,886	1,962,008

(c) Net operating income

	2003 RMB'000	2002 RMB'000
Rental income on investment properties and land	12,549	10,380
Relocation income, net of sales tax	45,323	12,875
Sales of relocation quarters	1,406	4,157
Gain on disposal of other investments	3,507	-
Dividend income	18,356	16,154
Realised/unrealised gains on trade investments	8,501	3,341
Other income	7,394	7,630
	97,036	54,537

(d) PRC income tax of the Group is calculated based on the assessable profits of the companies comprising the Group for the year and the tax rates applicable to the respective companies.

(e) The calculation of earnings per share is based on the consolidated profit after taxation and minority interests for the year of RMB651,986,000 (2002: RMB508,621,000) and number of 1,867,684,000 shares (2002: 1,867,684,000 shares) valued at weighted average basis in issued during the year.

Earning per share is not diluted since the Group has no dilutive potential ordinary shares.

(f) The calculation of net asset value per share is based on the consolidated net asset value of the Group at 31st December 2003 of RMB5,443,678,000 (2002: RMB4,885,076,000) and number of 1,867,684,000 shares (2002: RMB1,867,684,000 shares) valued at weighted average basis in issued during the year.

(g) The board of directors recommend a final dividend of RMB0.5 per 10 shares totaling RMB93,384,000 for the year ended 31st December 2002 which has been reflected as an appropriation of retained earnings in the year ended 31st December 2003.

The board of directors recommend a final dividend of RMB0.6 per 10 shares totaling RMB112,061,000 for the year ended 31st December 2003 which will be reflected as an appropriation of retained earnings in the year ending 31st December 2004.

(h) Contingent liabilities

As at 31st December 2003, the Group has granted guarantees to various banks regarding facilities utilised by the following parties: –

		2003 RMB'000	2002 RMB'000
Shanghai Zhang Jiang Hi-Tech Park Development Company Limited ("Zhang Jiang")			
Shanghai Zhang Jiang Group Company Limited ("Zhang Jiang Group Co")		107,500	307,500
China Enterprise Stock Company Limited (" China Enterprise")	(i)	-	70,000
Total		107,500	377,500

(i) Zhang Jiang is a company listed on the Shanghai Stock Exchange which is an unrelated third party to the Group. Zhang Jiang Group Co. is the ultimate holding company of Zhang Jiang. The Group have entered into an cross-guarantee arrangement in the region of RMB107,500,000 jointly with Zhang Jiang and Zhang Jiang Group Co.

The directors have carried appropriate reviews of the financial position of the companies in respect of which bank guarantees have been provided by the Group and are of the view that the crystallisation of the contingent liabilities in the foreseeable future is remote.

(i) Operating lease commitments

The future minimum lease payments receivable under non-cancellable operating leases are as follows:

	2003 RMB'000	2002 RMB'000
Not later than 1 year	33,000	6,000
Later than 1 year and not later than 5 years	94,000	26,000
Total	127,000	32,000

(j) The impact of International Financial Reporting Standard (IFRS) on the PRC statutory financial statements are as follows: –

	Consolidated profit after taxation and minority interest but before appropriation		Consolidated net assets	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000 (Restated)
In accordance with PRC statutory accounts	664,015	512,236	5,594,094	5,029,987
Timing difference of amortisation of pre-operating expenses	-	(737)	(737)	(737)
Exchange difference arising from the translation of income statement and foreign currency denominated assets and liabilities	1,737	696	-	(1,737)
Elimination of unrealised profit on transactions between the Company and an associate	1,927	-	-	(1,927)
Realised/unrealised gains on trade investments	2,497	538	3,035	538
Unrealised gain on sales of a land	-	-	(11,195)	(11,195)
Difference in the calculation of minority interests	-	-	(17,660)	(17,660)
Timing difference in amortisation of land use rights	-	(1,175)	(1,175)	(1,175)
Difference in calculation of net assets of a subsidiary	(16,357)	-	(109,048)	(92,691)
Provision for staff welfare and bonus	(7,296)	(289)		-
Others	3,106	(2,080)	(1,063)	(3,397)
Tax adjustments	(1,514)	(578)	2,076	3,590
Effect on minority interests as a result of the above adjustments	3,871	10	(14,649)	(18,520)
As restated after IFRS adjustments	651,986	508,621	5,443,678	4,885,076

Stock Code: 600663 (A share), 900932 (B share) Short Form of Stock: Lujiazui, Lujiazui B
No.: L2004-003

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Public Notice on Resolutions of the 9th Meeting of the 3rd Board of Directors

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and all members of its Board of Directors hereby assure the truthfulness, accuracy and completeness of the contents of the Notice and shall be jointly and severally responsible for any falsehoods, misleading statements or material omissions carried in the Notice.

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) held the 9th meeting of the 3rd Board of Directors in the headquarter of the Company on Apr. 7, 2004. 7 directors should attend the meeting and all of them were present. Chairman of the Board Kang Huijun presided the meeting. The supervisors and partial senior executives of the Company attended the meeting in accordance with relevant regulations of Company Law and Articles of Association of the Company. The Company examined and consistently approved the following resolutions:

I. Annual Report for 2003 and its Summary of the Company;
II. Work Report of the Board of Directors for 2003 of the Company;
III. Financial Settlement Report for 2003 of the Company;
IV. Financial Budget Report for 2004 of the Company;
V. Profit Distribution Preplan for 2003 of the Company;

As audited by Ernst & Young Da Hua Certified Public Accountants and PricewaterhouseCoopers Certified Public Accountants respectively according to Chinese Accounting Standard and International Accounting Standard, based on the statement audited as Chinese Accounting Standard under the principle of adopting lower one of the two statements, the Company realized net profit amounting to RMB 664,015,489.44 in 2003, plus retained profit at the year-beginning totally RMB 696,634,270.52, minus statutory surplus public reserve, statutory welfare fund, discretionary surplus public reserve and surplus public reserve of the subsidiaries etc: totally RMB 198,355,197.49 respectively appropriated 10% according to Articles of Association of the Company, deducting employee's encouragement and welfare fund totally RMB 7,295,042.46 appropriated by the subsidiaries of foreign enterprises, minus distributed dividend of common share last year amounting to RMB 93,384,200.00, so the distributable profit this year is RMB 1,061,615,320.01. The Company plans to distribute cash RMB 0.6 as per ten shares for all shareholders on the basis of the share capital totally 1,867,684,000 shares at the end of 2003. The total distributed dividend is RMB 112,061,040.00 and other undistributed profit is carried forward into the next year. The Company neither distributes shares nor transfers capital public reserve into capital this year.

VI. Proposal on Amendment of Articles of Association of the Company;

(I) The previous Article 125 of Articles of Association of the Company is amended as: Independent Directors should express independent opinion for the significant events of the Company.

1. Nominating, appointing and removing of directors;
2. Engagement or disengagement of senior executives;
3. Salary and remuneration of directors and senior executives of the Company;
4. The present or newly occurred related transactions of the shareholders, actual controller and other associated parties of the Company with the total amount over RMB 3,000,000 or over 5% of the latest audited net assets value of the Company and whether adopting effective measures to take back arrearage by the Company or not;
5. Special explanation on the accumulated and current guarantee for external parties of the listed company and performance of the above situations in annul report;
6. Events that Independent Directors believe to possibly damage right and interest of minority shareholders;
7. Other events stated in laws, regulations and normative documents.

(II) The previous Article 139 of Articles of Association of the Company is amended: The Board of Directors should assure the popedom of risk investment made by using the Company's assets, establish serious procedure of check and decision-making; concerning significant invested projects, it should organize relevant experts and professional persons to assess and examine and submit to the Shareholders' General Meeting for approval.

The Shareholders' General Meeting of the Company accredits the Board of Directors to exercise the decision-making right of the investment not exceeding 10% of the Company's net assets (taking the latest audited amount as the net assets of the Company). In order to assure the work efficiency of the Board of Directors, the Board of Directors agrees and accredits Chairman of the Board may exercise decision-making right of short-term investment with single amount not exceeding 5% of the Company's net assets and accredits the management team of the Company may exercise decision-making right of long-term investment with single amount not exceeding 1% of the Company's net assets. The investment situation should be reported periodically to the Board of Directors. The operation activities exceeding the above scale should be approved by the Shareholders' General Meeting of the Company.

(III) Articles of Association of the Company newly added Article 8. Current capital of related parties and guarantee for external parties

Article 194. Current capital between the Company and controlling shareholder or other related parties should stand by the following regulations:

1. Concerning current operation capital between controlling shareholder, other related parties and the Company, occupying of the Company's capital should be strictly limited. The controlling shareholder and other related parties should not require the Company to pay period expense such as wage, welfare, insurance and advertisement in advance for them and can not undertake cost and other expenditures in place each other.

2. The Company can not directly or indirectly provide capital to the controlling shareholder and other related parties for use in the following ways:

(1) Lend the Company's capital to the controlling shareholder and other related parties for use in compensated or volunteer way;
(2) Provide entrusted loan for the related parties through bank or non-bank financial institutions;
(3) Entrust the controlling shareholder and other related parties to act investment activities;
(4) Issue commercial acceptance bill without real trade background for the controlling shareholder and other related parties;
(5) Repay debts in place of the controlling shareholder and other related parties;
(6) Other ways stated by CSRC.

3. In the audit work of annual financial report of the Company, CPA should issue special explanation on the situation of occupying the Company's capital by the controlling shareholder and other related parties according to the above regulated items and the Company should publish notice on the special explanation.

Article 195. All directors of the Company should cautiously treat and strictly control the liabilities risk from guarantee for external parties and undertake joint liabilities for the losses from the guarantee for external parties breaking regulations or improper guarantee for external parties according to laws. The controlling shareholder and other related parties can not force the Company to provide guarantee for others.

Article 196. The Company's guarantee for external parties should stand by the following regulations:

(1) The Company can not provide guarantee for the controlling shareholder, other related parties, of which the Company holds less than 50% equity, any non-corporation unit or person.
(2) The total amount of the Company's guarantee for external parties can not exceed 50% of net assets of consolidated accounting statement in the latest accounting year.
(3) The guarantee for external parties should obtain the agreement of more than two third of all members of the Board of Directors or the approval of the Shareholders' General Meeting; forbid directly or indirectly providing liabilities guarantee for the guaranteed object whose assets-liabilities ratio exceeds 70%.
(4) The guarantee for external parties of the Company must require the other party to provide counter guarantee and the provided party of the counter guarantee should have actual bearing ability.
(5) The Company must patiently perform the obligation of information disclosure of the guarantee for external parties strictly according to relevant regulations of Rules for Listing and must provide all guarantee for external parties of the Company for CPA according to regulations and the facts.

Article 197. The guarantee for external parties of the subsidiaries listed into the scope of the consolidated financial statement of the Company and current capital with the related parties is applicable for the regulations in this chapter.

VII. Proposal on the Company's Applying RMB 1.5 Billion Credit Line from Bank

Based on the capital need of the developed projects of the Company including both sides of Century Avenue of the company and Xiaohuo Lane of Tianjin, the Company planned to apply credit line of RMB 1.5 billion from Industrial and Commercial Bank of China Shanghai Branch, with the term of one year since the receiving date of loan. Meanwhile, the Board of Directors of the Company accredited Chairman of the Board to sign all legal documents about loan in the scope of the above credit line.

VIII. Proposal on Appropriating Provision for Assets' Depreciation for 2003 of the Company.

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 9, 2004

Stock code: A share 600663 B share 90093 Short form of stock: Lujiazui Lujiazui B
No.: L2004-004

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Public Notice on Resolutionsof the 7th Meeting of the 3rd Supervisory Committee

Please be advised that the 7th meeting of the 3rd Supervisory Committee of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held in the meeting room of the headquarter of the Company on Apr. 7, 2004. Three supervisors were expected to attend the meeting and actually all of them were persent. The meeting was presided by Yan Jun, Chairman of the Supervisory Committee, which was in conformity with the relevant regulations of Company Law and the Articles of Association of the Company. The following resolutions were examined and approved unanimously in the meeting:

1. Annual Report 2003 and its Summary of the Company;
2. Work Report 2003 of the Supervisory Committee;
3. Proposal on Withdrawing Reserve for Devaluation of Assets.

Supervisory Committee of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 9, 2004

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
The First Quarterly Report 2004

§1. Important Notes

1. 1 The Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and its members individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading.

1. 2 The Quarterly Financial report has not been audited.

1. 3 Kang Huijun, Chairman of the Company, Zhu Guoxing, Person in Charge of Financing as well as General Manager, and Sun Wenzhu, Person in Charge of Financial Organ hereby confirm that the Financial Report of the Quarterly Report is true and complete.

§2. Company Profile

2. 1 Basic information

	A - Share	B - Share	Other One	Other Two	Other Three
Short form of stock	Lujiazui	Lujiazui B			
Short form before change (if has)					
Stock code	600663	900932			
	Secretary of Board of Directors			Securities Affairs Representative	
Name	Zhang Rifa				
Contact address	No. 981, Pudong Avenue, Shanghai				
Tel	(86)21 - 58878888				
Fax	(86)21 - 58873688				
E - mail	rfzhang@ljz. com. cn				

2. 2 Financial information

2. 2. 1 Major accounting data and financial indexes

Unit: RMB

	At the end of the report period	At the end of the last year	Increase / decrease compared with the end of the last year (%)
Total assets	8, 938, 715, 375. 40	8, 836, 310, 676. 05	1. 16%
Shareholders' equity (excluding minority interests)	5, 755, 378, 876. 50	5, 594, 094, 164. 86	2. 88%
Net assets per share	3. 08	3. 00	2. 88%
Net assets per share after adjustment	3. 02	2. 93	2. 95%
	The report period	From the year - begin to the end of report period	Increase / decrease of the report period compared with the corresponding period of last year (%)
Net cash flow arising from operating activities	398, 361, 741. 22	398, 361, 741. 22	451. 98%
Earnings per share	0. 086	0. 086	93. 47%
Return on equity (%)	2. 80%	2. 80%	68. 86%
Return on equity after deducting non - recurring gains and losses	2. 78%	2. 78%	65. 93%

Items of non - recurring gains and losses	Amount (RMB)
Short - term investment income	4, 457, 893. 01
Non - operating income / expenses	- 217, 456. 00
Less: Impact on income tax	636, 065. 55
Total net amount of non - recurring gains and losses	3, 604, 371. 46

2. 2. 2 Income Statement (Un - audited)

Unit: RMB

Items	Jan. - Mar. 2004		Jan. - Mar. 2003	
	Consolidation	Parent Company	Consolidation	Parent Company
I. Income from main operations	608, 484, 058. 20	606, 749, 737. 20	221, 002, 795. 37	218, 981, 087. 41
Less: Cost of main operations	383, 862, 024. 69	386, 539, 958. 51	91, 023, 887. 48	90, 802, 551. 10
Taxes and extras of main operations	26, 771, 825. 84	26, 685, 109. 79	11, 050, 139. 77	10, 949, 054. 37
II. Profit from main operations (loss indicated as "-")	197, 850, 207. 67	193, 524, 668. 90	118, 928, 768. 12	117, 229, 481. 94
Add: other operating profit (loss indicated as "-")	31, 814. 13	- 1, 466, 984. 30	1, 586, 052. 02	313, 846. 75
Less: Operating expenses	2, 278, 404. 49	2, 064, 775. 03	9, 243, 349. 39	9, 110, 412. 64
Administrative expenses	20, 891, 441. 28	15, 490, 055. 30	13, 700, 601. 22	6, 578, 842. 11
Financial expenses	- 4, 715, 116. 30	- 6, 663, 323. 09	- 385, 401. 32	- 2, 403, 963. 14
III. Operating profit (loss indicated as "-")	179, 427, 292. 33	181, 166, 177. 36	97, 956, 270. 85	104, 258, 037. 08
Add: Investment income (loss indicated as "-")	3, 464, 582. 26	359, 248. 89	418, 340. 10	- 3, 514, 863. 48
Subsidy income	-	-	-	-
Non - operating income	106, 324. 00	17, 754. 00	-	-
Less: non - operating expenses	323, 780. 00	263, 350. 00	-	-
IV. Total profit (loss indicated as "-")	182, 674, 418. 59	181, 279, 830. 25	98, 374, 610. 95	100, 743, 173. 60
Less: Income taxes	24, 073, 084. 06	24, 073, 084. 06	17, 620, 000. 00	17, 620, 000. 00
Minority interests (list consolidated statements)	- 2, 683, 377. 11	-	- 2, 610, 766. 92	-
Add: Unconfirmed investment loss (list consolidated statements)	-	-	-	-
V. Net profit (loss indicated as "-")	161, 284, 711. 64	157, 206, 746. 19	83, 365, 377. 87	83, 123, 173. 60

§3. Discussion and Analysis of the Management

3. 1 Brief analysis of total status of operating activities in the report period

√Applicable □Inapplicable

In the report period, the industry involved by the Company and the scope of core business remained unchanged. Due to continuous fast - developing trend of real estate industry, the receiving of payment from land and the sale of real estate operated well and the contracts of land using right transferring signed by the Company in consecutive years were carried forward in succession and confirmed as sales revenue. In the first quarter of 2004, the Company realized income form main operations of RMB 608 million and net profit of RMB161 million, an increase of 175% and 93% respectively compared with the same period of the previous year.

3. 1. 1 Particulars about main industries or products taking over 10% of the total amount of income from core business or profit of main operations

√Applicable □Inapplicable

Unit: RMB

Product	Income from core business	Cost of core business	Gross profit ratio (%)
Land lease	591, 443, 800. 00	377, 941, 283. 80	36. 10%
Sales of real estate	11, 504, 260. 00	6, 700, 779. 55	41. 75%
Including: Related transaction	217, 000, 000. 00	149, 856, 724. 00	30. 94%

3. 1. 2 Seasonal and periodicity characteristics of the operation

□Applicable √Inapplicable

3. 1. 3 Profit formation of the report period (Explanation of reason and material change of proportion of profit of main operations, other operating profit, period expense, investment income, subsidy income and non - operating income / expenses in the total amount of profit compared with of the previous report period)

□Applicable √Inapplicable

3. 1. 4 Explanation on material change of core business and its structure and the reason compared with the previous report period

√Applicable □Inapplicable

The proportion of sales income from real estate in main operations during this report period has decreased by a big margin mainly because majority of payment from houses sold were carried forward to revenue in last year and the newly developed houses, namely "Block B of Lujiazui Garden", were still in the preparative sale phase, which was not confirmed as the accounting income in this quarter.

3. 1. 5 Explanation of reason and material change of profitability capability of core business (gross profit ratio) compared with the previous period

□Applicable √Inapplicable

3. 2 Analysis and explanation of significant events and the influence and solutions

□Applicable √Inapplicable

3. 3 Particulars about accounting policy, accounting estimation, change of consolidated scope and significant accounting errors and explanation of reasons

□Applicable √Inapplicable

3. 4 Relevant explanation of the Board of Directors and the Supervisory Committee under the situation of being audited and provided "Qualified Opinion"

□Applicable √Inapplicable

3. 5 Estimation of accumulative net profit from the beginning of the year to the end of next report period to be loss probably or the warning of its material change compared with the corresponding period of the last year and explanation of reason

□Applicable √Inapplicable

3. 6 Rolling adjustment of annual business plan or budget ever disclosed

□Applicable √Inapplicable

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd
Apr. 28, 2004

Stock Code: 600663 (A share), 900932 (B share) .Short Form of Stock: Lujiazui Lujiazui B No.: L2004 - 006

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Public Notice on Resolutions of the 10th meeting of the 3rd Board of Directors

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. and all members of its Board of Directors confirm the reality, accuracy and completeness of the contents of the public notice and shall take the joint responsibility for any mendacious representation, misleading statement or material omission carried in the notice.

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) held the 10th meeting of 3rd Board of Directors by means of communication voting on Apr. 27, 2004. Seven directors should be present and actually all of them attended the meeting. The meeting was in compliance with the regulations of Company Law and the Articles of the Association of the Company. The meeting unanimously examined and approved the following resolutions:

I. The First Quarterly Report 2004 of the Company;

II. Proposal on Setting up Tianjin Branch of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.;

The main business scope of the Tianjin Branch includes: development and construction of real estate, engineering equipped management, sales, leasing, commerce and trade and property management etc..

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Apr. 28, 2004